UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Salon Media Group, Inc.

(Name of Issuer)

Common stock, par value $.001 per share

(Title of Class of Securities)

79549F108

(CUSIP Number)

Ernest C. Mysogland

Spear Point Capital Management LLC

400 Poydras St., Suite 2100

New Orleans, LA 70130

(203) 221-2641

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 27, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 79549F108

1.	Names of Reporting Persons Spear Point Capital Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 190,154,289

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 44,320,300

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 190,154,289

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 69.05%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 79549F108

1.	Names of Reporting Persons Spear Point Capital Fund LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 44,320,300

	8.	Shared Voting Power 145,833,989

	9.	Sole Dispositive Power 44,320,300

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 190,154,289

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 69.05%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 79549F108

1.	Names of Reporting Persons Spear Point Capital Partners LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 44,320,300

	8.	Shared Voting Power 145,833,989

	9.	Sole Dispositive Power 44,320,300

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 190,154,289

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 69.05%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 79549F108

1.	Names of Reporting Persons Rodney A. Bienvenu, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 190,154,289

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 44,320,300

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 190,154,289

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 69.05%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 79549F108

1.	Names of Reporting Persons Trevor L. Colhoun

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 190,154,289

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 44,320,300

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 190,154,289

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 69.05%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 79549F108

1.	Names of Reporting Persons Ernest C. Mysogland

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 190,154,289

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 44,320,300

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 190,154,289

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 69.05%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This statement relates to the common stock, par value $.001 per share (the “Common Stock”), of Salon Media Group, Inc., a Delaware corporation (the “Issuer”), having its principal executive offices at 870 Market Street, San Francisco, CA 94102.

Item 2.	Identity and Background

(a), (b), (c) & (f)

This statement is filed jointly by Spear Point Capital Management LLC, Spear Point Capital Partners LLC, Spear Point Capital Fund LP, Rodney A. Bienvenu, Jr., Trevor L. Colhoun, and Ernest C. Mysogland (collectively, the “Reporting Persons”).

Spear Point Capital Management LLC is a Delaware limited liability company which provides management services to Spear Point Capital Fund LP.  Spear Point Capital Partners LLC is a Delaware limited liability company which serves as the general partner of Spear Point Capital Fund LP.  Spear Point Capital Fund LP is a Delaware limited partnership which invests its assets primarily in equity securities of small-cap and micro-cap companies whose value it believes may be enhanced by the application of activist investment principles and methods.  The address of the principal business and principal offices of Spear Point Capital Management LLC, Spear Point Capital Partners LLC and Spear Point Capital Fund LP (collectively, “Spear Point”) is 400 Poydras, New Orleans, LA 70130.

Each of Rodney A. Bienvenu, Jr., Trevor L. Colhoun and Ernest C. Mysogland (the “Principals”) are the members of Spear Point Capital Management LLC and Spear Point Capital Partners LLC.

Rodney A. Bienvenu, Jr. is a United States citizen whose business address is 400 Poydras, New Orleans, LA 70130. Mr. Bienvenu’s principal occupation is serving as a member of Spear Point Capital Management LLC and Spear Point Capital Partners LLC as well as serving as a member of private entities with investments in technology businesses.

Trevor L. Colhoun is a United States citizen whose business address is 400 Poydras, New Orleans, LA 70130. Mr. Colhoun’s principal occupation is serving as a member of Spear Point Capital Management LLC and Spear Point Capital Partners LLC as well as serving as a partner in private entities with private equity and real estate investments.

Ernest C. Mysogland is a United States citizen whose business address is 191 Post Road West, Westport, CT 06880. Mr. Mysogland’s principal occupation is serving as a as a member of Spear Point Capital Management LLC and Spear Point Capital Partners LLC as well as serving as a director and officer of private entities engaged in technology businesses.

(d) & (e)

During the last five years, none of the Reporting Persons nor, to the knowledge of any Reporting Person, any general partner, managing member, director or executive officer of any other Reporting Person, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Pursuant to a Purchase Agreement among the Issuer, other purchasers and Spear Point Capital Fund LP which Spear Point Capital Fund LP entered on January 27, 2017 (the “Purchase Agreement”), Spear Point Capital Fund LP purchased 443,203 shares of the Issuer’s Series A Mandatorily Convertible Voting Preferred Stock, par value $.001 per share (the “Series A Preferred Stock”) in a private placement.  Subject to customary adjustments for stock splits, stock dividends, and similar events, each share of Series A Preferred Stock shall be convertible into 100 shares of Common Stock. The shares of Series A Preferred Stock will automatically convert into shares of Common Stock upon the effectiveness of an amendment to the Issuer’s current Restated Certificate of Incorporation (the “Certificate Amendment”) authorizing sufficient shares of Common Stock for issuance on the conversion of the Series A Preferred Stock, without further consideration from Spear Point Capital Fund LP.  Accordingly, upon the effectiveness of the Certificate Amendment, the shares of Series A Preferred Stock purchased by Spear Point Capital Fund LP shall automatically convert into

44,320,300 shares of Common Stock.  The Reporting Persons expect that the Certificate Amendment shall be effective within sixty (60) days.

The net investment cost of the 443,203 shares of Series A Preferred Stock purchased by Spear Point Capital Fund LP, and, therefore, the net investment cost of the shares of Common Stock which shall be received upon the automatic conversion of such shares of Series A Preferred Stock, is approximately $550,000. The shares were purchased with working capital. There were no commissions paid.  All or part of the shares of stock received or to be received upon conversion of the Series A Preferred Stock may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to Spear Point Capital Fund LP.  Such loans bear interest at a rate based upon the broker’s call rate from time to time in effect. Such indebtedness may be refinanced with other banks or broker-dealers.

Item 4.	Purpose of Transaction

Spear Point Capital Fund LP acquired the shares of Series A Preferred Stock which will convert into shares of Common Stock to which this Schedule 13D relates for the purpose of obtaining a significant equity position in the Issuer. Spear Point Capital Fund LP considered the Series A Preferred Stock and the Common Stock to be an attractive investment at the price levels at which such shares of were acquired and under the terms of the Purchase Agreement.

The primary interest of Spear Point Capital Fund LP is to maximize the value of its investment in the Issuer.  To this end, Spear Point Capital Fund LP intends to review the Issuer’s business affairs, financial position and future prospects, as well as conditions in the securities markets and general economic and industrial conditions, continually.  As part of such evaluations, the members of Spear Point Capital Fund LP will seek the views of, hold active discussions with and respond to inquiries from members of the Board of Directors, officers or representatives of the Issuer and other persons regarding the Issuer’s affairs and strategic alternatives.  Based on such evaluation and review and other factors (including, without limitation, the response, position and direction of the Board of Directors and management of the Issuer), Spear Point Capital Fund LP will continue to consider various alternative courses of action and will in the future take such actions with respect to its investments in the Issuer as it deems appropriate. Such actions may include seeking representation on the Board of Directors of the Issuer; making recommendations to members of the Board of Directors and management concerning various business strategies, acquisitions, dispositions, dividend policies, capital structure, recapitalization, sale, merger and other matters; seeking to acquire control of the Issuer through a merger, proxy solicitation, tender offer, exchange offer or otherwise; or such other actions as Spear Point Capital Fund LP may deem appropriate. Such actions may involve the purchase of additional Common Stock or, alternatively, may involve the sale of all or a portion of the Common Stock held by Spear Point Capital Fund LP in the open market or in privately negotiated transactions to one or more purchasers.

Under the Purchase Agreement, Spear Point Capital Fund LP obtained certain rights regarding the appointment, election and designation of directors of the Issuer.  Currently, Reporting Persons Rodney A. Bienvenu and Trevor L. Colhoun, along with Richard MacWilliams, who was designated by Spear Point Capital Fund LP, are directors, and constitute the majority of the Board.  Spear Point Capital Fund LP has the right to designate an additional director and to mutually designate with the Issuer a further director, within 30 days after the Final Closing of the private placement under the Purchase Agreement.  Also, certain major stockholders granted proxies to Spear Point Capital Fund LP through the next stockholder meeting, which will enable Spear Point Capital Fund LP to elect a majority of directors to the Board at such meeting.  These agreements and proxies are further described in Item 6, and such description and such agreements are incorporated by reference in this Item 4.

Except as set forth herein, Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions specified in paragraphs (a) through (j) of Item 4 of this Schedule 13D. The Reporting Persons reserve the right to formulate plans or make proposals, and take such actions with respect to their investments in the Issuer, including any or all of the actions specified in paragraphs (a) through (j) of Item 4 of this Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) and (b)

As of the date hereof, Spear Point Capital Fund LP beneficially owns an aggregate of 443,203 shares of Series A Preferred Stock.  Since the Series A Preferred Stock automatically converts into 44,320,300 shares of Common Stock upon the effectiveness of the Certificate Amendment, and since the Issuer has reported that the requisite stockholder vote approving the Certificate Amendment has been obtained, the remaining acts necessary before the effectiveness of the Certificate Amendment (consisting of the preparation, filing and mailing of an information statement describing the Certificate Amendment and the filing of the Certificate Amendment) are largely ministerial, and since Spear Point Capital Fund LP has designated a majority of the current Board of Directors of the Issuer, Spear Point Capital Fund LP effectively owns 44,320,300 shares of Common Stock, which, when issued, will represent approximately 16.09% of the then outstanding shares of Common Stock.  Spear Point Capital Fund LP has sole voting power and sole disposition power over such shares.

Such percentages were determined based on the shares of Common Stock and shares of Series A Preferred Stock outstanding as of January 27, 2017as reported by the Issuer on its most Current Report on Form 8-K, filed January 27, 2017 (the “Current Report”).   According to the Current Report, there are 150,000,000 shares of Common Stock outstanding, and a total of 1,253,977shares of Series A Preferred Stock outstanding.  The shares of Series A Preferred Stock outstanding consists of (i) the 805,824 shares of sold in the Initial Closing under the Purchase Agreement (such amount includes the 443,203 shares purchased by Spear Point Capital Fund LP), (ii) the 268,840shares issued pursuant to the “Share Exchange Agreement” as amended (as defined in the Current Report) and (iii) the 179,313 shares issued pursuant to the “Bridge Financing Agreements” as amended (as defined in the Current Report).  Such total of 1,253,977 shares of Series A Preferred Stock shall be automatically converted into 125,397,700 shares of Common Stock (the “Conversion Shares”) upon the effectiveness of the Certificate Amendment.  The sum of the currently outstanding 150,000,000 shares of Common Stock and the 125,397,700 Conversion Shares is 275,397,700.  The Reporting Persons note that this amount is approximate and subject to change based on further issuances of Series A Preferred Stock or Common Stock by the Issuer.  Accordingly, when issued, Spear Point Capital Fund’s 44,320,300 shares of Common Stock will be approximately 16.09% of the estimated total outstanding 275,397,700 shares of Common Stock (determined as of the date such shares of Common Stock are to be issued based on the number of shares of Series A Preferred Stock that have been issued as reported by the Issuer).

Spear Point Capital Management LLC does not own any shares of Series A Preferred Stock or Common Stock of the Issuer directly.  By virtue of the relationships described under Item 2 of this Schedule 13D, Spear Point Capital Management LLC may be deemed to have shared voting and disposition power with respect to, and therefore, indirect beneficial ownership of, the aggregate of 44,320,300 shares of Common Stock beneficially owned by Spear Point Capital Fund LP, representing an aggregate of 16.09% of the outstanding shares of Common Stock.

Spear Point Capital Partners LLC does not own any shares of Common Stock of the Issuer directly.  However, as general partner of Spear Point Capital Fund LP, Spear Point Capital Partners LLC has the sole voting power and sole disposition power over, and therefore, beneficial ownership of, the 44,320,300 shares of Common Stock owned by Spear Point Capital Fund LP, representing an aggregate of 16.09% of the outstanding shares of Common Stock.

By virtue of the relationships described under Item 2 of this Schedule 13D, each of the Principals may be deemed to have shared voting and disposition power with respect to, and therefore, indirect beneficial ownership of, the 44,320,300 shares of Common Stock beneficially owned by Spear Point Capital Fund LP or deemed to be beneficially owned by Spear Point Capital Management LLC or Spear Point Capital Partners LLC, representing an aggregate of 16.09% of the outstanding shares of Common Stock.

To the best knowledge of the Reporting Persons, none of the persons or entities listed in Item 2 beneficially owns any other shares of the Issuer.  Each of the Reporting Persons disclaims beneficial ownership of shares solely as a result of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended.

As reported in the Current Report, up to 1,611,647 additional shares of Series A Preferred Stock may be issued in the private placement.  Such shares would be convertible into approximately 161,164,700 shares of Common Stock.   In the event the entire amount of Series A Preferred Stock is sold in the private placement, the shares held by Spear Point Capital Fund LP would represent approximately 10.15% of the total of 436,562,325 shares of Common Stock which would then be outstanding upon conversion of the Series A Preferred Stock.

In addition, pursuant to the irrevocable proxies from the Issuer’s stockholders as described in Item 6, Spear Point Capital Fund LP will have voting power over, and therefore, be treated as having beneficial ownership of, the shares covered by the proxies,  namely:

Pursuant to the proxy from Mr. Hambrecht, 29,738,749 shares of Common Stock and 268,840 shares of Series A Preferred Stock, which will convert into 26,884,000 shares of Common Stock (such shares of Common Stock outstanding and to be received upon such conversion representing, in the aggregate, 20.56% of the Common Stock determined as of such conversion); and

Pursuant to the proxy from Mr. Warnock, 89,211,240 shares of Common Stock (such shares of Common Stock representing, in the aggregate, 32.39% of the Common Stock determined as of the Series A Preferred Stock conversion date).

Accordingly, in the aggregate, Spear Point Capital Fund LP will have 52.95% of the voting power due to these proxies.  Together with its 16.09% of direct voting power, it will have 69.05%

Due to the relationships in Item 2, Spear Point Capital Partners LLC, Spear Point Capital Management LLC, and the Principals will be deemed to have beneficial ownership of such shares due to the voting power granted in the proxies.

(c) On January 27, 2017, Spear Point Capital Fund LP purchased 443,203 shares of Series A Preferred Stock, which shall be converted into 44,320,300 shares of Common Stock, from the Issuer in a private placement in one transaction for an aggregate purchase price of $550,000.  The purchase price for each share of Series A Preferred Stock was $1.24.  As each share of Series A Preferred Stock converts into 100 shares of Common Stock, the effective purchase price of the Common Stock was $0.0124 per share.  No commissions were paid on these transactions.  Except as provided above in this paragraph (c), none of the Reporting Persons purchased or sold any shares of Common Stock or Series A Preferred Stock within the last sixty days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Under the Purchase Agreement, the Issuer agreed that it would use its best efforts to cause the election of Reporting Persons Rodney A. Bienvenu, Jr. and Trevor L. Colhoun, along with another individual, Richard K. MacWilliams, designated by Spear Point Capital Fund LP to the Board.  Such persons were elected effective January 27, 2017.  In addition, within 30 days of the Final Closing of the private placement, two (2) additional directors will be proposed for election to the Board.  One (1) such director will be proposed for election by Spear Point Capital Fund LP and one (1) such director will be proposed for election jointly by the Issuer and Spear Point Capital Fund LP, and the Issuer will use its best efforts to cause the election of the directors proposed.  In addition, at the Initial Closing, the Issuer agreed that the Board would adopt a resolution requiring that the Issuer may not take any of the following actions without a supermajority vote of the Board including the vote of a majority of the directors then serving who had been proposed for election to the Board by Spear Point:  (i) issue any preferred stock or other equity securities on terms senior to the Common Stock; (ii) incur any indebtedness, other than trade credit or any other indebtedness incurred in the ordinary course of business; (iii) adopt or expand any stock or option plan; (iv) approve any dilutive financings; (v) approve any merger or sale of substantially all of the assets, or otherwise effect a change in control.  A copy of the Purchase Agreement was filed by the Issuer as Exhibit 10.1 to the Current Report and is hereby incorporated by reference.

Furthermore, on January 27, 2017 director and stockholder William Hambrecht and former director and stockholder John Warnock delivered to Spear Point irrevocable proxies allowing Spear Point to vote any shares held by them in favor of directors proposed for election by Spear Point.  Such proxies continue through the next annual stockholder meeting.  A copy of the form of proxies executed and delivered to Spear Point Capital Fund LP is attached as Exhibit C hereto and incorporated herein by reference.

Other than the Purchase Agreement and such proxies, and the Joint Acquisition Statement attached as Exhibit A hereto, none of the Reporting Persons nor any general partners or managing members of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to the Common Stock, including transfer or voting thereof, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

There is filed herewith as Exhibit A a written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended. There is filed herewith as Exhibit B a Power of Attorney executed by Rodney A. Bienvenu, Jr., Trevor L. Colhoun and Ernest C. Mysogland authorizing Rodney A. Bienvenu, Jr., Trevor L. Colhoun and Ernest C. Mysogland, or any of them, to sign and file Schedule 13Ds and related documents on behalf of each person who has executed the Power of Attorney. There is filed herewith as Exhibit C a copy of the form of proxies received.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 6, 2017
Date

SPEAR POINT CAPITAL MANAGEMENT LLC

By:	/s/ Rodney A. Bienvenu, Jr.
Name:	Rodney A. Bienvenu, Jr.
Title:	Managing Member

SPEAR POINT CAPITAL PARTNERS LLC

By:	/s/ Rodney A. Bienvenu, Jr.
Name:	Rodney A. Bienvenu, Jr.
Title:	Managing Member

SPEAR POINT CAPITAL FUND LP

By:	Spear Point Capital Partners LLC
Its:	General Partner

By:	/s/ Rodney A. Bienvenu, Jr.
Name:	Rodney A. Bienvenu, Jr.
Title:	Managing Member

/s/ Rodney A. Bienvenu, Jr.
Rodney A. Bienvenu, Jr.

/s/ Trevor L. Colhoun
Trevor L. Colhoun

/s/ Ernest C. Mysogland
Ernest C. Mysogland

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit A

Joint Acquisition Statement

JOINT ACQUISITION STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of this statement and any such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein or therein, but shall not be responsible for the completeness and accuracy of the information concerning the other persons making such filings, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

DATED: February 6, 2017

SPEAR POINT CAPITAL MANAGEMENT LLC

By:	/s/ Rodney A. Bienvenu, Jr.
Name: Rodney A. Bienvenu, Jr.
Title: Managing Member

SPEAR POINT CAPITAL PARTNERS LLC

By:	/s/ Rodney A. Bienvenu, Jr.
Name: Rodney A. Bienvenu, Jr.
Title: Managing Member

SPEAR POINT CAPITAL FUND LP

By: Spear Point Capital Partners LLC
Its: General Partner

By:	/s/ Rodney A. Bienvenu, Jr.
Name: Rodney A. Bienvenu, Jr.
Title: Managing Member

/s/ Rodney A. Bienvenu, Jr.
Rodney A. Bienvenu, Jr.

/s/ Trevor L. Colhoun
Trevor L. Colhoun

/s/ Ernest C. Mysogland
Ernest C. Mysogland

Exhibit B

Power of Attorney

POWER OF ATTORNEY

The undersigned hereby appoints Rodney A. Bienvenu, Jr., Trevor L. Colhoun and Ernest C. Mysogland, or any of them, his true and lawful attorney-in-fact and agent to execute and file with the Securities and Exchange Commission any Schedule 13D, any amendments thereto or any related documentation which may be required to be filed in his individual capacity as a result of the undersigned’s direct or indirect beneficial ownership of shares of, or participation in a group with respect to, common stock of Salon Media Group, Inc., and granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing which he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, may lawfully do or cause to be done by virtue hereof. The authority of Rodney A. Bienvenu, Jr., Trevor L. Colhoun and Ernest C. Mysogland, or any of them, under this Power of Attorney shall continue with respect to the undersigned until the undersigned is no longer required to file Schedule 13Ds unless revoked earlier in writing.

Date: February 6, 2017

/s/ Rodney A. Bienvenu, Jr.
Rodney A. Bienvenu, Jr.

/s/ Trevor L. Colhoun
Trevor L. Colhoun

/s/ Ernest C. Mysogland
Ernest C. Mysogland

Exhibit C

Form of Irrevocable Proxy

IRREVOCABLE PROXY

[                ] (the “Stockholder”), a stockholder of Salon Media Group, Inc., a Delaware corporation (the “Company”), hereby irrevocably (to the fullest extent permitted by law) appoints and constitutes Spear Point Capital Fund LP (“Spear Point”) (the “Proxy Holder”), as a true and lawful attorney-in-fact and proxy of the Stockholder, with full power and authority to act, including full power of substitution, in the name, place and stead of the Stockholder, to the full extent of the Stockholder’s rights with respect to all of the Stockholder’s [               ] shares of the Company’s common stock, $0.001 par value (the “Common Stock”) and all of the Stockholder’s [       ] of the Company’s preferred stock, $0.001 par value (the “Preferred Stock”) owned by the Stockholder as of the date of this proxy, and with respect to any and all shares of the Common Stock or Preferred Stock purchased or otherwise acquired by the Stockholder hereafter and prior to the effective filing of the Company’s Certificate of Amendment of Amended and Restated Certificate of Incorporation (the “Amendment”) with the Secretary of State of the State of Delaware (the “Shares”) in accordance with that certain Purchase Agreement (the “Purchase Agreement”) made as of the      day of January, 2017, by and among the Company and the “Purchasers” identified therein for the sale and issuance of the Company’s Series A Mandatorily Convertible Voting Preferred Stock.

Upon the execution hereof, all prior proxies given by the Stockholder with respect to any of the Shares are hereby revoked, and no subsequent proxies will be given with respect to any of the Shares so long as this proxy is in full force and effect.

This proxy shall terminate immediately following the election of the Spear Point designated directors at the Company’s next annual stockholder meeting or, if later, the filing of the Amendment with the Secretary of State of the State of Delaware.

This proxy shall be binding upon the heirs, estate, executors, personal representatives and assigns of the Stockholder (including any transferee of any of the Shares). Stockholder represents and warrants that no Shares have been transferred, assigned or pledged by the Stockholder on or prior to the date hereof and no third party has any rights in or to the Shares including, without limitation, the voting rights thereof, and the Stockholder is not and the Shares are not subject to, any voting, stockholder, or other agreement assigning or restricting voting authority over the Shares or any rights therein.  No Shares, nor any voting authority over or rights in the Shares, shall be transferred, assigned, restricted, encumbered or pledged by the Stockholder prior to the termination of this Proxy.

The Stockholder hereby affirms that this power of attorney is given in consideration for, among other things, the Purchaser’s execution and delivery of the Purchase Agreement.  THIS PROXY IS COUPLED WITH AN INTEREST AND IS IRREVOCABLE.

This proxy shall be interpreted in accordance with the internal laws of the State of Delaware, without giving effect to principles or conflicts of law.

DATED: January   , 2017

By:
Name:
Title: